EIGER REPORTS 2003 RESULTS WITH 18% REVENUE GROWTH

Toronto, February 6, 2004 - Eiger Technology Inc. (TSX: AXA, OTCBB: ETIFF) ("Eiger") is pleased to report results for the fiscal year 2003. Revenues for the fiscal year ending September 30, 2003 increased 18% to $22.7 million from $19.3 million during the prior year. Loss from operations (net of unusual items) for the period was $4.0 million ($0.11 per share), compared to a loss of $5.2 million ($0.15 per share) during the prior year. Unusual items totaling $3.4 million ($0.09 per share) are comprised of non-recurring items relating to the write-down of certain capital assets, inventory and goodwill and the discontinued operations of ADH Custom Metal Fabricators, Inc. Revenue from ongoing operations were as follows:

			Increase
($’000s) FYE-Sept.	2003	2002	(Decrease)
Onlinetel	4,932	1,917	+157%
Eiger Net	8,638	5,882	+47%
K-Tronik	9,152	10,107	-9%
Newlook	n.a.*	1,418
Total	22,722	19,324	+18%

* - discontinued operations

Onlinetel and Eiger Net drove Eiger’s considerable revenue growth during the year. Onlinetel experienced record revenues in fiscal Q4 and 2003 as the company’s core operations shift increasingly towards the rapidly expanding residential market. Eiger Net’s dramatic revenue growth was primarily the result of increased consumer demand for its products due to the improving global economy. The financial statements and Management Discussion and Analysis for the 2003 fiscal year will be filed with SEDAR (www.sedar.com).

Eiger Technology, Inc., headquartered in Toronto, Ontario is a publicly traded company listed on the Toronto Stock Exchange. Visit Eiger Technology, Inc.'s Website at www.eigertechnology.com. For more information please call (416) 216-8659 or refer to www.sedar.com.

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.